EXHIBIT 99.1
Average Daily Trading Volume of Extendicare Inc. Subordinate Voting Shares for the 12-month period ended November 9, 2006

	Total Trading Volume (thousands)
Month	TSX	NYSE	Combined
Nov. 9 to Nov. 30, 2005	2,900.6	114.1	3,014.7
Dec. 2005	3,233.6	298.0	3,531.6
Jan. 2006	6,401.5	377.5	6,779.0
Feb. 2006	24,707.6	1,084.2	25,791.8
Mar. 2006	7,609.3	329.2	7,938.5
Apr. 2006	3,023.5	168.2	3,191.7
May 2006	13,920.3	333.3	14,253.6
Jun. 2006	10,744.7	164.7	10,909.4
July 2006	6,855.3	134.1	6,989.4
Aug. 2006	6,158.4	137.6	6,296.0
Sept. 2006	10,952.3	292.9	11,245.2
Oct. 2006	12,554.7	217.3	12,772.0
Nov. 1 to Nov. 9, 2006	9,241.6	62.6	9,304.2

Total trading volume 12-months	118,303.5	3,713.7	122,017.2
Days of trading	253	253	253

Average daily trading volume	467.6	14.7	482.3

Percentage of total average daily trading volume	96.96%	3.04%	100.00%

Source of trading volume data:
TSX data was provided by “TSX Historical Data Access”.
NYSE data was provided by Thomson Financial “ir channel”.